

Mail Stop 3720

October 14, 2009

Mr. David Christian
Chief Executive Officer
Sanswire Corp.
101 NE 3rd Ave., Suite 1500
Fort Lauderdale, FL 33301

> **Re:** **Sanswire Corp.**
> **Item 4.02 Form 8-K**
> **Filed September 14, 2009**
> **File No. 001-32509**

Dear Mr. Christian:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director